7250 South Tenaya Way | Suite 100 | Las Vegas, NV 89113 | everi.com

November 15, 2023

Via EDGAR

Mr. Abe Friedman
Mr. Doug Jones
Office of Trade & Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re: Everi Holdings Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Response dated October 10, 2023
File No. 001-32622

Dear Messrs. Friedman and Jones:

Everi Holdings Inc. (the “Company,” ‘its,” “we,” “us,” “our”) hereby responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the correspondence dated October 10, 2023. This letter supplements the Company’s initial response dated August 31, 2023 (the “Initial Everi Response").

This letter sets forth each comment of the Staff and, following each remark, articulates the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows, page 48

Staff Comment:

1.Refer to your response to comment 1. Please note reference to results determined on the accrual basis of accounting does not necessarily correlate to items that impact changes in operating cash. For example, you refer to the change in the tax provision from a reversal of the valuation allowance that does not appear to be cash related. Another example, you refer to a change in total other expenses in part due to a loss on extinguishment of debt and amortization of prepaid expense that do not appear to be cash related. You also mention adjustments that are required to reconcile net income for noncash activities which do not impact cash. The intent of the analysis required by Item 303 of Regulation S-X is to cite the cash receipt and disbursement activities that caused the change in net cash of operating activities from period to period. The introductory paragraph of section IV.B and B.1 of Release No. 33-8350 provide guidance in this regard. Your intended discussion concerning settlement activities appears to relate to cash. Additionally, in regard to the cited decrease in inventory you state it is mostly attributable to the purchase of component parts in the normal course of business without explaining why more purchases were needed in the normal course of business for the current period than the prior period. Please revise your disclosure for other activities impacting net cash of operating activities as appropriate.

Company Response:

The Company acknowledges the Staff’s comment, and in future filings, we intend to continue to focus our explanations on settlement activities that are cash-related and typically represent a significant majority of the movement of operating cash flows each period. In addition, we will expand our disclosures, as applicable, to help ensure that investors and other readers of our periodic filings have a sufficient understanding of changes in operating cash flows that are relevant and materially impact cash receipt and disbursement activities.

Below is a draft of the expanded disclosure with respect to settlement activities if included in the Annual Report on Form 10-K as of and for the year ended December 31, 2022:

•Cash flows provided by operating activities decreased by approximately $119.0 million for the year ended December 31, 2022, as compared to the prior year. This was primarily attributable to changes in operating assets and liabilities, most notably associated with settlement activities from our FinTech segment. These receivables and liabilities are generally highly liquid in nature, with settlement receivables collected within one to three days of the financial access transaction performed by the patron, and settlement liabilities repaid to our casino customers within three to five days of the original transaction date. As a result of the timing of weekends and holidays in relation to the close of an accounting period, the amount of uncollected settlement receivables and unpaid settlement liabilities can vary greatly. In addition, the changes in other operating assets and liabilities were related to cash receipts and disbursements in the normal course of business in both the Games and FinTech segments.

In addition, we considered IV.B and B.1 of Release No. 33-8350 and focused on the primary drivers of the changes and other material factors to facilitate an understanding of the Company’s cash flows and the indicative value of historical cash flows. With respect to prominence, we explained the movements in net cash provided by operating activities as being attributable to changes in operating assets and liabilities, most notably from settlement activities that are related to cash, which accounted for a significant majority of nearly seventy-five percent of the change in net cash provided by operating activities. The changes in other operating assets and liabilities, including inventory, were considered to be in the normal course of business as there were no material trends or uncertainties associated with such items, and they were not based on any modifications to policy matters.

Consolidated Statements of Cash Flows, page 58

Staff Comment:

2.Refer to your response to comment 2. You state you consider investments made for your placement fee arrangements as capital in nature to acquire productive, intangible assets that are reflected in the investing section in accordance with ASC 230-10-45-13.c. It is not clear these payments are made to acquire productive assets since the associated assets you deploy to generate the economic benefit to you appear to have been acquired prior to making these payments and the payments are not part of the cost of the assets. It also appears you did not receive a separable good or service in exchange for these payments so it is not clear that you acquired a separate productive asset or that the payments represent another productive or intangible asset. Further, it does not appear that classification of your payments on the balance sheet is a basis for classification for statement of cash flows purposes under ASC 230-10. Your payments appear more like a prepayment and share similar characteristics to Example 32 in ASC 606-10-55-252 through 254 as they reduce the transaction price that seems to be operating in nature. As your placement fees are amortized as a reduction of revenue, treating them as an investing outflow does not appear to be consistent with the definition of operating activities in ASC 230-10-20, which states cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. Additionally, to account for such payments as investing activities appears to result in reporting an amount of cumulative operating cash flows that differs from the amount of cumulative net revenue received. Please revise as appropriate.

Company Response:

The Company acknowledges the Staff’s comment, and to provide additional clarity, we describe in greater detail the commercial nature of these placement fee agreements as a key gaming supplier that furnishes goods and services to both tribal and commercial gaming establishments, which operate electronic gaming machines (“EGMs”), among other offerings.

Several tribal casino operators, who often operate a mix of smaller and larger facilities across a greater geography within a single region, seek a variety of solutions to monetize the totality of their assets to recoup some of the significant investment required to develop these properties.

One such concept initiated by these tribal gaming establishments is placement fee arrangements. In order to ensure that suppliers have a vested interest in making placements at all of their properties (as compared to only the largest and most patron visited locations), these tribal gaming establishments structure these arrangements and offer them to Everi and other similar gaming suppliers to sell placement rights at their casino property locations. These placement fee agreements generate separate cash flows for tribal casino operators by monetizing the identifiable rights sold to gaming suppliers to secure exclusive floor space for an extended period of time. While the exact location for EGM placements within the casino properties is not specifically defined by the gaming establishments, the tribal casino locations have a defined total number of units available, which may be a result of regulatory constraints or physical building space limitations. These placement fee agreements offered by tribal casino operators are appealing to gaming suppliers as they provide a guarantee of sufficient space for a defined number of EGMs for the life of the contracts, and there are no requirements for the gaming suppliers to define the specific units to be placed on the floors. Even though allotted space may shift from time-to-time, and the tribal gaming establishment is required to ensure that the requisite space is available to suppliers to place EGMs pursuant to the contract. We find significant value and utility by entering into these placement fee arrangements with tribal casino operators to secure space to prevent competitors from placing units, or more of them, as there is a finite amount of space on a gaming floor. Additionally, the costs related to our EGMs themselves are not associated with costs related to our placement fee arrangements, and thus, would not be combined as part of a single asset.

After considering the applicable accounting guidance, we concluded that these placement fee arrangements met the criteria of being intangible assets as they: (i) restrict access to prevent competitors from placing units, or more of them, as we are guaranteed a sufficient amount of space; (ii) represent present rights that entitle us to have, or obtain, something or to act in a certain manner; (iii) provide utility and value for identifiable rights to present and future economic benefits (e.g., cash flows, revenues, etc.); and (iv) represent the existence of contractual rights that is a common characteristic of intangible assets. Additionally, we have the right to determine the types of EGMs to be placed on the casino floors (i.e., hardware units and software content combinations). We also have the ability to exchange the hardware units and software content throughout the contract period to maximize utility, as the more play by gaming patrons, the greater the returns for both the tribal gaming establishments and us, so we monitor performance and pivot accordingly to yield optimal results.

In particular, we considered the guidance set forth in ASC 350-30 to be applicable here, as it supports our conclusion that these placement fee agreements satisfied the criteria for being treated as intangible assets. We separately acquired these standalone, finite-lived, intangible assets to secure guaranteed gaming floor space over an extended period of time (i.e., generally multi-year agreements with our largest arrangement covering 83 months), for which control transferred to us upon inception of the contracts that support the existence criterion of assets. More specifically, we considered ASC 350-30-25-4 that states, “Intangible assets that are acquired individually or with a group of assets in a transaction other than a business combination or an acquisition by a not-for-profit entity may meet asset recognition criteria in Financial Accounting Standards Board Concepts (“FASB Concepts”) Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, even though they do not meet either the contractual-legal criterion or the separability criterion. Such transactions commonly are bargained exchange transactions that are conducted at arm's length, which provides reliable evidence about the existence and fair value of those assets. Thus, those assets shall be recognized as intangible assets.”

We also considered FASB Concepts Statement No. 5 (as cited in the preceding paragraph above), particularly paragraphs 63 through 77, and concluded that our placement fee arrangements should be recorded as intangible assets as they met each of the four required criteria. The first criterion, “Definitions”, was met as the placement fee agreements represented resources with identifiable rights and economic benefits to generate future cash flows. The second criterion, “Measurability”, was met as the placement fee agreements were quantified in monetary units with sufficient reliability and were negotiated, arm’s length transactions that benefited both parties involved. The third criterion, “Relevance”, was met as these upfront, capital investments were capable of making a difference in users’ decisions. The fourth criterion, “Reliability”, was met as the placement fee arrangements were entered into as representationally faithful, verifiable, and neutral as these legally enforceable, contractual rights prove existence and amounts of these intangible assets.

In addition, we considered FASB Concepts Statement No. 6, Elements of Financial Statements, particularly paragraph 26, and concluded that our placement fee arrangements met the three essential characteristics of an asset. The first characteristic being that our placement fee arrangements embody probable future benefits that involve a capacity, singly or in combination with other assets (e.g., EGMs), to contribute directly or indirectly to future net cash inflows. The second characteristic being that our placement fee arrangements allow us to obtain the benefit and control to restrict others’ access to prevent competitors from placing units, or more of them, on the gaming floors as we are allotted a certain amount of space to place a minimum number of EGMs at the tribal gaming establishments, and we have the ability to both decide which hardware units and software content combinations to place, together with the right to exchange the hardware units and software content during the life of the contract. The third characteristic being that our placement fee arrangements represented transactions that gave rise to our rights to or control of the benefits that have already occurred pursuant to legally enforceable, executed contracts.

We also considered FASB Concepts Statements No. 8 Conceptual Framework for Financial Reporting: Chapter 4, Elements of Financial Statements, and concluded that our placement fee arrangements met the criteria of being recorded as intangible assets. We have rights to restrict access to our particular economic benefit of placing our EGMs on the gaming floors, which prevents competitors from utilizing these portions of the casino floors. Our rights entitle us to have or obtain something or to act in a certain manner, by guaranteeing usable floor space to distribute our EGMs. In order to obtain these rights, we pay cash upfront to secure the guaranteed floor space, which serves as the basis of value and economic benefit. In addition, the existence of these contractual rights is a common characteristic of intangible assets.

We are mindful of the Staff’s comment regarding the balance sheet and the statement of cash flows presentations. We determined the appropriate classification in our Statements of Cash Flows based on the nature of the underlying cash flows that required judgment under accounting guidance. We considered the guidance under ASC 230-10-45-13c, together with ASC 230-10-45-22, and determined that making an upfront, capital investment upon inception over an extended period of time is more akin to an investing activity, and it would be misleading to investors to present an acquisition of intangible assets as an operating activity. We are also mindful of the Staff’s reference to ASC 230-10-20, which states that cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. We considered the fact that operating activities include all transactions and other events that are not defined as investing or financing activities as pointed to in ASC 230-10-45-12 through 15. We concluded that these placement fee arrangements were intangible assets and no different than other capital expenditures also classified as investing activities that support the generation of future cash inflows. Furthermore, our conclusions are consistent with industry practice whereby other issuers in the gaming supplier space record these placement fee arrangements as intangible assets and reflected them as either investing or financing activities in the statement of cash flows depending on the timing of payments made to these tribal casino operators. In addition, we determined that due to the extended period between entering into and renewing these agreements, it was helpful to investors to see the placement fees separately presented in the investing section of the Statements of Cash Flows, rather than including them within the capital expenditures line item.

When contemplating the geography of amortization expense within our Statements of Operations and Comprehensive Income (Loss), we considered ASC 350-30-45-2, which states that the amortization expense and impairment losses for intangible assets shall be presented in income statement line items within continuing operations as deemed appropriate for each entity. We presented the amortization of these placement fee intangible assets, in the form of accretion of contract rights, within the gaming operations line item of our Statements of Operations and Comprehensive Income (Loss) to be helpful for investors to factor into their decision-making when analyzing the results of operations, particularly of our Games segment. This resulted in the accretion of contract rights amortization to be separately reflected as a non-cash adjustment to reconcile net income to cash from operating activities in our Statements of Cash Flows to further aid investors in their understanding of these placement fee arrangements.

In addition, we acknowledge the Staff’s reference to Example 32 in ASC 606-10-55-252 through 254 (“Example 32”). This citation is more analogous to slotting fees, sometimes referred to as shelving fees, that are more closely associated with certain other industries, such as grocery and retail environments whereby products are placed in service for shorter periods of time as depicted in Example 32, and are not consistent with the characteristics of our placement fee arrangements. More specifically, these slotting fees do not preclude competition from shelf space as they do not provide food and retail suppliers with exclusive access, the payments are generally paid quarterly or over some other periodic schedule, and they typically do not span multiple years.

Correspondingly, we reviewed the concept of “slots” in the airlines industry, which are generally defined as landing and take-off rights required by certain airports and governing regulatory bodies. These arrangements are considered by issuers in the airlines industry as capital investments extended over a long period of time that are recorded as intangible assets and reflected in statements of cash flows as either investing or financing activities depending on whether payments were made upfront or over time. This accounting treatment is analogous to our set of facts and circumstances, and we concluded that our placement fee arrangements should be classified as investing activities.

Furthermore, other gaming suppliers in our industry also record these types of agreements as intangible assets and reflect them in the statements of cash flows as either investing or financing activities depending on whether payments were made upfront or over time. This accounting treatment further supports our conclusion that these placement fee arrangements should be classified as investing activities.

In future filings, we intend to expand our disclosures, as applicable, to help ensure the readers of our periodic filings have a sufficient understanding of our placement fee arrangements. Below is a draft of the expanded disclosure if included in the Annual Report on Form 10-K as of and for the year ended December 31, 2022:

•We enter into long-term agreements with certain gaming establishments to secure the placement of our electronic gaming machines (“EGMs”) on casino floors. These arrangements provide rights that are separately identifiable and benefit us on their own or with other readily available resources. Under the terms of these placement fee agreements that we generally pay in full at the start of the term, the Company has the ability to install EGMs on the gaming floor for a defined period of time (i.e., generally multi-year agreements, with our largest arrangement covering 83 months) under right to use arrangements. The Company considers these upfront investments as capital in nature to acquire intangible assets over an extended period of time and have been reflected in the investing section of the Company’s Consolidated Statements of Cash Flows.

The Company acknowledges that it, and its management, are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, actions, or absence of action by the Staff.

Should you require additional information, further clarification, or have any questions or comments regarding this response, please direct them to the undersigned, or in his absence, Todd A. Valli, Senior Vice President & Chief Accounting Officer at (702) 855-3054.

Sincerely,

/s/ Mark F. Labay

Mark F. Labay
Executive Vice President and Chief Financial Officer
Everi Holdings Inc.
(702) 262-5007